UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains an investor relations release published by Deutsche Bank AG on March 16, 2012. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.

Frankfurt, March 16, 2012

Deutsche Bank makes changes to its Management Board and proposes dividend

At its meeting today, the Supervisory Board of Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) appointed three long-serving executives to the Management Board as of June 1, 2012. Dr. Hugo Bänziger (56) and Hermann-Josef Lamberti (56) have decided to step down from the Management Board and to leave the Bank on May 31, 2012.

The three executives joining the Management Board are:

Dr. Stephan Leithner (45) who will lead global Human Resources, Legal and Compliance, and become CEO for Europe with oversight of the Bank’s Regional Management in Europe (ex Germany);

Stuart Lewis (46) who will be Chief Risk Officer with oversight of market, credit and operational risk; and

Henry Ritchotte (48) who will be Chief Operating Officer with oversight of Technology, Operations and Strategy.

Dr. Clemens Börsig, Chairman of the Supervisory Board of Deutsche Bank, said: “We thank Hugo and Hermann-Josef for their outstanding contributions to the Bank over many years and wish them well in their future endeavours. Hugo Bänziger has played a crucial role in helping the Bank get through the financial crisis. Thanks to Herrmann-Josef Lamberti, the Bank today has an excellent, state-of-the-art infrastructure.”

Dr. Börsig continued: “We welcome Stephan, Stuart and Henry to the Management Board. They are long-serving colleagues who are members of a new generation of management talent, and they are well-prepared to continue serving the Bank in their new roles. Their appointments and the generational change within the GEC are a clear articulation of the strength of the Bank’s deep pool of leadership talent.”

In addition, at the conclusion of the Annual General Meeting on May 31, 2012, three members of the Supervisory Board will retire from the Board: Dr. Clemens Börsig (63), Maurice Lévy (70) and Dr. Theo Siegert (64).

The Supervisory Board decided today to propose that shareholders elect as their representatives at the Annual General Meeting Dr. Paul Achleitner (55), currently a member of the Management Board of Allianz SE; Peter Löscher (54), Chairman of the Management Board of Siemens AG; and Prof. Dr. Klaus Trützschler (63), a member of the Management Board of Franz Haniel & Cie. GmbH. Furthermore, it is intended that Dr. Paul Achleitner be elected Supervisory Board chairman at the meeting of the Supervisory Board following the Annual General Meeting.

The Supervisory Board also today approved the Consolidated Financial Statements and Annual Financial Statements for 2011. Together with the Management Board, the Supervisory Board proposes to pay an unchanged dividend of EUR 0.75 per share, subject to shareholder approval at the Annual General Meeting.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2010 Annual Report on Form 20-F, which was filed with the SEC on March 15, 2011, on pages 6 through 17 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 16, 2012

	By:	/s/ Peter Henning
	Name:	Peter Henning
	Title:	Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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